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Exhibit 11.1

U.S. Restaurant Properties, Inc.
Calculation of Net Loss per Common Share
(In thousands, except per share data)

	Years ended December 31,
	2001	2000	1999
Net loss allocable to common stockholders	$(25,714)	$(7,147)	$(6,312)

Weighted average common shares outstanding	17,999	15,404	14,863
Common stock equivalents	—	—	—

Common shares and common stock equivalents	17,999	15,404	14,863

Net loss per common share:
Basic and diluted	$(1.43)	$(0.46)	$(0.42)

Anti-dilutive common stock equivalents excluded:
Convertible preferred stock	3,453,254	3,453,254	3,453,254
OP units	134,164	1,285,866	1,218,691
Guaranteed stock	80,705	188,264	100,483
Contingent stock	—	820,492	825,000
Stock options	33,475	—	42,428

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U.S. Restaurant Properties, Inc. Calculation of Net Loss per Common Share (In thousands, except per share data)